

March 7, 2013

Via Email
Timothy C. Delmore
Chief Financial Officer
Arctic Cat Inc.
505 North Highway 169 Suite 1000
Plymouth, Minnesota 55441

> **Re: Arctic Cat Inc.**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed June 8, 2012**
> **File No. 000-18607**

Dear Mr. Delmore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

Balance Sheet, page 32

1. It appears that a significant amount of machinery, equipment and tooling may have been retired in the fourth quarter of fiscal 2012. Please advise us as to the nature and location of the assets retired. In addition, describe the anticipated impact of this retirement upon future operations and/or cash flows, if significant. For example, indicate the extent to which you expect to replace these assets in the near term.

Note K. Segment Reporting, page 49

2. In view of the apparent differences in the nature of the various product lines that you offer, please describe the factors currently used by management to identify your reportable segments as contemplated by ASC 280-10-50-21. In this regard, we understand from your

previous correspondence, dated September 18, 2008, that it was your plan to reorganize your management group and to develop discrete financial information by product line in fiscal 2009. As a result, you expected to identify three operating segments (ATVs, snowmobile and parts and garments and accessories). It was also your view that these three operating segments would qualify for aggregation for reporting purposes pursuant to ASC 280-10-50-1. Supplementally and in detail, please advise us as to your present conclusions regarding the existence of operating segments and/or reporting segments as of the balance sheet date. Explain the basis for your conclusions and provide us with numerical support as appropriate.

3. As a related matter, please tell us more about the product line grouping labeled "Parts, garments and accessories". Specifically, please quantify the percentage of related revenue provided by each individual product line and indicate the gross margin earned on the revenue. This schedule should be provided for each period for which an income statement has been presented. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief